August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (702) 494-4952

Mr. Gary W. Loveman
Chief Executive Officer
Harrah's Entertainment, Inc.
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Harrah's Entertainment, Inc.**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 001-10410**

Dear Mr. Loveman:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Our Human Resources Committee, page 20</u>

1. Please identify the "specified executives" to whom decision-making authority with respect to compensation matters may be delegated by the committee.

<u>Roles in Establishing Compensation, page 21</u>

2. Please expand your discussion of the compensation committee's differing responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

<u>Role of Outside Consultants in Establishing Compensation, page 21</u>

3. You state that the committee retains at least three compensation consultants which provide counsel on different aspects of your executive compensation. Please revise to more fully address the respective roles of the compensation consultants and the extent to which your consultants interact and cooperate. Refer to Item 407(e)(3)(iii) of Regulation S-K.

<u>Compensation Program Design, page 23</u>

4. Please disclose the "appropriate ratio" of CEO compensation to other senior executive compensation and discuss how you established this ratio.

5. Please discuss in greater detail how you selected the benchmark companies. If you benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

<u>Elements of Compensation, page 25</u>

6. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation for 2006. For example, you state that Mr. Loveman received a bonus equal to the amount that would have been payable under the Annual Management Bonus Plan, but you do not analyze the specific bases upon which that determination was made. As another example, explain in greater detail how bonus and equity award sizes, as

well as target percentages, are determined. Please revise your Compensation Discussion and Analysis to provide investors with an understanding of the specific factors considered by the committee in ultimately approving individual elements of each named executive officer's compensation package and explain why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

7. You describe on pages 31-37 and 44-50 the various termination and change in control arrangements you have with the named executive officers and various scenarios. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Impact of Performance on Compensation, page 25

8. The performance goals for 2007 were set by the HRC at a February meeting. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Refer to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to comment 10 below for additional instruction regarding your obligations should you believe that these targets may be omitted.

Senior Executive Incentive Plan, page 26

9. Your disclosure indicates that the named executive officers participated in the Senior Executive Incentive Plan and that awards were also approved for these individuals under the Annual Management Bonus Plan. Clearly identify and differentiate the payouts made under each of these plans. In addition, please highlight the key differences between the plans and describe in complete detail the company's reasons for utilizing both plans. Further, separately quantify the amounts attributable to both plans in the footnotes to the Summary Compensation Table and Grants of Plan-Based Awards Table.

Annual Management Bonus Plan, page 26

10. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as those relating to earnings per share, income from operations, and return on invested cost reduction, as well as the individual objectives used to determine

incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

11. Please disclose and further explain the bonus matrix, and explain how "customer satisfaction" is measured for purposes of your incentive plan.

Equity Awards, page 28

12. Please provide a description of the policies involved in allocating compensation between the 2004 EIAP and the TARSAP programs. Refer to Item 402(b)(2)(ii) of Regulation S-K. Consider adding disclosure addressing the company's basis for allocating long-term equity compensation between these programs as well as the basis for participation in the TARSAP program as it does not appear as though there is widespread involvement in this program. Refer to Item 402(b)(2)(iii) of Regulation S-K.

Chief Executive Officer's Compensation, page 30

13. The disclosure in this section outlines the subjective nature of your Chief Executive Officer's compensation by discussing broad performance objectives and identification of some of the specific awards made in 2006 to Mr. Loveman. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. For example, given the wide disparities in Mr. Loveman's salary, the amounts awarded to him under the Annual Management Bonus Plan, and the SARs awarded on July 19, 2006, please provide a more detailed analysis of how and why the compensation of Mr. Loveman differs from that of the other named executive officers. If policies or decisions relating to a named executive officer

are materially different than the other officers, please discuss on an individualized basis. Provide similar disclosure for Mr. Atwood.

Elements of Post-Employment Compensation and Benefits, page 31

14. The descriptions of the employment agreements are dense and somewhat repetitive of disclosure contained in the "Potential Payments Upon Termination or Change of Control" section. In addition, the disclosure appears to rely heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please provide clear and concise disclosure of the material concepts that underlie these agreements. Refer to Section VI of Commission Release 33-8732. Revise your disclosure to, among other things:

- specify and disclose (i) the "defined circumstances" preceding a change of control and (ii) the "certain circumstances" relating to voluntary termination following the first anniversary of a change of control, which would entitle the named executive officers to receive severance benefits upon termination and show where these amounts are reflected in the "Potential Payments Upon termination or Change in Control" table; and

- disclose the processes and procedures by which the company determined the size and features of its termination and severance packages.

Non-Qualified Deferred Compensation, page 43

15. We direct your attention to the disclosure in footnote (3). Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please quantify by footnote the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for previous years.

Potential Payments Upon Termination or Change in Control, page 44

16. Please aggregate the amounts payable for each situation that would generate a payout.

Transactions with Related Persons, Promoters and Certain Control Persons, page 51

17. Please expand the discussion of your related party transaction policies. Clarify, among other things, the types of transaction covered and the standards to be

applied. Refer to Item 404(b)(i) and (ii) of Regulation S-K. In addition, please disclose to investors where they may find a complete copy of the policy.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor